Exhibit 99.15

CONSENT OF RICHARD SCHWERING

To: United States Securities and Exchange Commission

Re:  Endeavour Silver Corp. (the "Company")
Annual Report on Form 40-F
Consent of Expert

This consent is provided in connection with the Company's annual report on Form 40-F for the year ended December 31, 2024 to be filed by the Company with the United States Securities and Exchange Commission (the "SEC") pursuant to the United States Securities Exchange Act of 1934, and any amendments thereto (the "Annual Report"). The Annual Report incorporates by reference, among other things, the Company's Annual Information Form for the year ended December 31, 2024 (the "AIF"), and the Company's Management Discussion and Analysis for the year ended December 31, 2024 (the "MD&A"). Additionally, the Company's Annual Report, AIF and MD&A is incorporated by reference into the Company's Registration Statement on Form F-10 (File No. 333-272755) (the "Registration Statement").

I hereby consent to the use of my name and the quotation, summary or incorporation by reference to the AIF and MD&A in the Annual Report and the Registration Statement of the portions prepared by me of the following technical reports:

  "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Guanaceví Project, Durango State, Mexico" dated December 14, 2022, with an effective date of November 5, 2022
  "NI 43-101 Technical Report: Updated Mineral Resource and Reserve Estimates for the Bolañitos Project, Guanajuato State, Mexico" dated December 14, 2022, with an effective date of November 9, 2022

I also consent to the use of my name and the technical information contained in the Updated Company Mineral Reserve and Resources Estimates on the Guanacevi Mine and the Bolañitos Mine as of December 31, 2024 as presented in the AIF and incorporated by reference into the Annual Report.

Dated the 11th day of March, 2025

/s/ Richard Schwering

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Richard Schwering, P.G., SME-RM